DEBT SECURITY

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS OR ANY OTHER APPLICABLE SECURITIES LAWS. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THE HOLDER OF THIS SECURITY OR ANY INTEREST OR PARTICIPATION HEREIN, BY ITS ACCEPTANCE HEREOF OR THEREOF, AS THE CASE MAY BE, AGREES TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY OR ANY INTEREST OR PARTICIPATION HEREIN PRIOR TO THE DATE WHICH IS THE LATER OF (i) TWO YEARS (OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144(k) UNDER THE SECURITIES ACT) AFTER THE LATER OF (Y) THE DATE OF ORIGINAL ISSUANCE HEREOF AND (Z) THE LAST DATE ON WHICH THE COMPANY OR ANY AFFILIATE (AS DEFINED IN RULE 405 UNDER THE SECURITIES ACT) OF THE COMPANY WAS THE HOLDER OF THIS SECURITY OR SUCH INTEREST OR PARTICIPATION (OR ANY PREDECESSOR THERETO) AND (ii) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY ANY SUBSEQUENT CHANGE IN APPLICABLE LAW, ONLY (A) TO THE COMPANY, (B) PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"), TO A PERSON THE HOLDER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER", AS DEFINED IN RULE 144A, THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (C) PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF SUBPARAGRAPH (a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

THE HOLDER OF THIS SECURITY OR ANY INTEREST OR PARTICIPATION HEREIN, BY ITS ACCEPTANCE HEREOF OR THEREOF, AS THE CASE MAY BE, ALSO AGREES, REPRESENTS AND WARRANTS THAT IT IS NOT AN EMPLOYEE BENEFIT, INDIVIDUAL RETIREMENT ACCOUNT OR OTHER PLAN OR ARRANGEMENT SUBJECT TO TITLE I OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), OR SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE") (EACH A "PLAN"), OR AN ENTITY WHOSE UNDERLYING ASSETS INCLUDE "PLAN ASSETS" BY REASON OF ANY PLAN'S INVESTMENT IN THE ENTITY AND NO PERSON INVESTING "PLAN ASSETS" OF ANY PLAN MAY ACQUIRE OR HOLD THIS SECURITY OR ANY INTEREST OR PARTICIPATION HEREIN, UNLESS SUCH PURCHASER OR HOLDER IS ELIGIBLE FOR THE EXEMPTIVE RELIEF AVAILABLE UNDER U.S. DEPARTMENT OF LABOR PROHIBITED TRANSACTION CLASS EXEMPTION 96-23, 95-60, 91-38, 90-1 OR 84-14 OR ANOTHER APPLICABLE EXEMPTION OR ITS PURCHASE AND HOLDING OF THIS SECURITY OR SUCH INTEREST OR PARTICIPATION IS NOT PROHIBITED BY SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE WITH RESPECT TO SUCH PURCHASE OR HOLDING. ANY PURCHASER OR HOLDER OF THIS SECURITY OR ANY INTEREST OR PARTICIPATION HEREIN WILL BE DEEMED TO HAVE REPRESENTED BY ITS PURCHASE AND HOLDING HEREOF OR THEREOF, AS THE CASE MAY BE, THAT EITHER (i) IT IS NOT AN EMPLOYEE BENEFIT PLAN WITHIN THE MEANING OF SECTION 3(3) OF ERISA, OR A PLAN TO WHICH SECTION 4975 OF THE CODE IS APPLICABLE, A TRUSTEE OR OTHER PERSON ACTING ON BEHALF OF AN EMPLOYEE BENEFIT PLAN OR PLAN, OR ANY OTHER PERSON OR ENTITY USING THE ASSETS OF ANY EMPLOYEE BENEFIT PLAN OR PLAN TO FINANCE SUCH PURCHASE, OR (ii) SUCH PURCHASE AND HOLDING WILL NOT RESULT IN A PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE FOR WHICH THERE IS NO APPLICABLE STATUTORY OR ADMINISTRATIVE EXEMPTION.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER OF THIS SECURITY WILL DELIVER TO THE REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS MAY BE REQUIRED BY THE INDENTURE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

THIS SECURITY WILL BE ISSUED AND MAY BE TRANSFERRED ONLY IN MINIMUM DENOMINATIONS OF $100,000 AND MULTIPLES OF $1,000 IN EXCESS THEREOF. ANY ATTEMPTED TRANSFER OF THIS SECURITY IN DENOMINATIONS OF LESS THAN $100,000 SHALL BE DEEMED TO BE VOID AND OF NO LEGAL EFFECT WHATSOEVER. ANY SUCH PURPORTED TRANSFEREE SHALL BE DEEMED NOT TO BE THE HOLDER OF THIS SECURITY OR ANY INTEREST OR PARTICIPATION HEREIN FOR ANY PURPOSE, INCLUDING, BUT NOT LIMITED TO, THE RECEIPT OF DISTRIBUTIONS ON THIS SECURITY OR SUCH INTEREST OR PARTICIPATION, AND SUCH PURPORTED TRANSFEREE

SHALL BE DEEMED TO HAVE NO INTEREST WHATSOEVER IN THIS SECURITY OR ANY INTEREST OR PARTICIPATION HEREIN.

THIS OBLIGATION IS NOT A DEPOSIT AND IS NOT INSURED BY THE UNITED STATES OR ANY AGENCY OR FUND OF THE UNITED STATES, INCLUDING THE FEDERAL DEPOSIT INSURANCE CORPORATION (THE "FDIC"). THIS OBLIGATION IS SUBORDINATED TO THE CLAIMS OF THE DEPOSITORS AND THE CLAIMS OF GENERAL AND SECURED CREDITORS OF THE COMPANY, IS INELIGIBLE AS COLLATERAL FOR A LOAN BY THE COMPANY OR ANY OF ITS SUBSIDIARIES AND IS NOT SECURED.

Fixed/Floating Rate Junior Subordinated Debt Security due 2035
of
FIRST VALLEY BANCORP, INC.

       First Valley Bancorp, Inc., a bank holding company incorporated in the State of Connecticut (the "Company", which term includes any successor permitted under the Indenture (as defined herein)), for value received, promises to pay to Wilmington Trust Company, not in its individual capacity but solely as Institutional Trustee for FVB Capital Trust I, a Delaware statutory trust, or registered assigns, the principal amount of FOUR MILLION ONE HUNDRED TWENTY-FOUR THOUSAND Dollars ($4,124,000) on August 23, 2035 (the "Maturity Date") (or any Optional Redemption Date or the Special Redemption Date, each as defined herein, or any earlier date of acceleration of the maturity of this Debt Security), and to pay interest on the outstanding principal amount of this Debt Security from July 28, 2005, or from the most recent Interest Payment Date (as defined below) to which interest has been paid or duly provided for, quarterly (subject to deferral as set forth herein) in arrears on February 23, May 23, August 23 and November 23 of each year, commencing on August 23, 2005 (each, an "Interest Payment Date"), at a per annum rate (the "Interest Rate") equal to (i) with respect to any Interest Period (as defined in the Indenture) prior to the Interest Period commencing on the Interest Payment Date in August 2010, 6.42% and (ii) with respect to any Interest Period commencing on or after the Interest Payment Date in August 2010, LIBOR (as defined in the Indenture), as determined on the LIBOR Determination Date (as defined in the Indenture) for such Interest Period plus 1.90% (the "Interest Rate") (provided that the Interest Rate for any Interest Period commencing on or after the Interest Payment Date in August 2010 may not exceed the highest rate permitted by New York law, as the same may be modified by United States law of general application) until the principal hereof shall have been paid or duly provided for, and on any overdue principal and (without duplication and to the extent that payment of such interest is enforceable under applicable law) on any overdue installment of interest at an annual rate equal to the then applicable Interest Rate, compounded quarterly. The amount of interest payable shall be computed with respect to any Interest Period prior to the Interest Period commencing on the Interest Payment Date in August 2010, on the basis of a 360-day year consisting of twelve 30-day months and (ii) with respect to any Interest Period commencing on or after the Interest Payment Date in August 2010, on the basis of a 360-day year and the actual number of days elapsed in such Interest Period.

       The interest installment so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in the Indenture, be paid to the Person in whose name this Debt Security (or one or more Predecessor Securities, as defined in the Indenture) is registered at the close of business on the "regular record date" for such interest installment, which shall be the fifteenth day prior to such Interest Payment Date, whether or not such day is a Business Day (as defined herein). Any such interest installment (other than Deferred Interest (as defined herein)) not punctually paid or duly provided for shall forthwith cease to be payable to the holders on such regular record date and may be paid to the Person in whose name this Debt Security (or one or more Predecessor Securities) is registered at the close of business on a special record date to be fixed by the Trustee for the payment of such defaulted interest, notice whereof shall be given to the holders of the Debt Securities not less than 10 days prior to such special record date, all as more fully provided in the Indenture.

Payment of the principal of and premium, if any, and interest on this Debt Security due on the Maturity Date, any Optional Redemption Date or the Special Redemption Date, as the case may be, shall be made in immediately available funds against presentation and surrender of this Debt Security at the office or agency of the Trustee maintained for that purpose in Wilmington, Delaware, or at the office or agency of any other Paying Agent appointed by the Company maintained for that purpose in Wilmington, Delaware or Hartford, Connecticut. Payment of interest on this Debt Security due on any Interest Payment Date other than the Maturity Date, any Optional Redemption Date or the Special Redemption Date, as the case may be, shall be made at the option of the Company by check mailed to the holder thereof at such address as shall appear in the Debt Security Register or by wire transfer of immediately available funds to an account appropriately designated by the holder hereof. Notwithstanding the foregoing, so long as the holder of this Debt Security is the Institutional Trustee, payment of the principal of and premium, if any, and interest on this Debt Security shall be made in immediately available funds when due at such place and to such account as may be designated by the Institutional Trustee. All payments in respect of this Debt Security shall be payable in any coin or currency of the United States of America that at the time of payment is legal tender for payment of public and private debts.

Notwithstanding anything to the contrary contained herein, if any Interest Payment Date after the Interest Payment Date in August 2010, other than the Maturity Date, any Optional Redemption Date or the Special Redemption Date, falls on a day that is not a Business Day, then any interest payable will be paid on, and such Interest Payment Date will be moved to, the next succeeding Business Day, and additional interest will accrue for each day that such payment is delayed as a result thereof. If any Interest Payment Date on or prior to the Interest Payment Date in August 2010, the Maturity Date, any Optional Redemption Date or the Special Redemption Date falls on a day that is not a Business Day, then the principal, premium, if any, and/or interest payable on such date will be paid on the next succeeding Business Day, and no additional interest will accrue in respect of such payment made on such next succeeding Business Day.

So long as no Event of Default pursuant to Sections 5.01(b), (e), (f), (g), (h) or (i) of the Indenture has occurred and is continuing, the Company shall have the right, from time to time and without causing an Event of Default, to defer payments of interest on the Debt Securities by extending the interest payment period on the Debt Securities at any time and from time to time during the term of the Debt Securities, for up to 20 consecutive quarterly periods (each such extended interest payment period, together with all previous and further consecutive extensions thereof, is referred to herein as an "Extension Period"). No Extension Period may end on a date other than an Interest Payment Date or extend beyond the Maturity Date, any Optional Redemption Date or the Special Redemption Date, as the case may be. During any Extension Period, interest will continue to accrue on the Debt Securities, and interest on such accrued interest (such accrued interest and interest thereon referred to herein as "Deferred Interest") will accrue at an annual rate equal to the Interest Rate applicable during such Extension Period, compounded quarterly from the date such Deferred Interest would have been payable were it not for the Extension Period, to the extent permitted by applicable law. No interest or Deferred Interest (except any Additional Amounts (as defined in the Indenture) that may be due and payable) shall be due and payable during an Extension Period, except at the end thereof. At the end of any Extension Period, the Company shall pay all Deferred Interest then

accrued and unpaid on the Debt Securities; provided, however, that during any Extension Period, the Company may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock, (ii) make any payment of principal of or premium, if any, or interest on or repay, repurchase or redeem any debt securities of the Company that rank *pari passu* in all respects with or junior in interest to the Debt Securities or (iii) make any payment under any guarantees of the Company that rank in all respects *pari passu* with or junior in respect to the Capital Securities Guarantee (other than (a) repurchases, redemptions or other acquisitions of shares of capital stock of the Company (A) in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of one or more employees, officers, directors or consultants, (B) in connection with a dividend reinvestment or stockholder stock purchase plan or (C) in connection with the issuance of capital stock of the Company (or securities convertible into or exercisable for such capital stock), as consideration in an acquisition transaction entered into prior to such Extension Period, (b) as a result of any exchange or conversion of any class or series of the Company's capital stock (or any capital stock of a subsidiary of the Company) for any class or series of the Company's capital stock or of any class or series of the Company's indebtedness for any class or series of the Company's capital stock, (c) the purchase of fractional interests in shares of the Company's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, (d) any declaration of a dividend in connection with any stockholder's rights plan, or the issuance of rights, stock or other property under any stockholder's rights plan, or the redemption or repurchase of rights pursuant thereto or (e) any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks *pari passu* with or junior to such stock). Prior to the termination of any Extension Period, the Company may further extend such Extension Period, provided, that no Extension Period (including all previous and further consecutive extensions that are part of such Extension Period) shall exceed 20 consecutive quarterly periods. Upon the termination of any Extension Period and upon the payment of all Deferred Interest, the Company may commence a new Extension Period, subject to the foregoing requirements. The Company must give the Trustee notice of its election to begin or extend an Extension Period no later than the close of business on the fifteenth Business Day prior to the applicable Interest Payment Date.

The indebtedness evidenced by this Debt Security is, to the extent provided in the Indenture, subordinate and junior in right of payment to the prior payment in full of all Senior Indebtedness (as defined in the Indenture), and this Debt Security is issued subject to the provisions of the Indenture with respect thereto. Each holder of this Debt Security, by accepting the same, (a) agrees to and shall be bound by such provisions, (b) authorizes and directs the Trustee on such holder's behalf to take such action as may be necessary or appropriate to acknowledge or effectuate the subordination so provided and (c) appoints the Trustee such holder's attorney-in-fact for any and all such purposes. Each holder hereof, by such holder's acceptance hereof, hereby waives all notice of the acceptance of the subordination provisions contained herein and in the Indenture by each holder of Senior Indebtedness, whether now outstanding or hereafter incurred, and waives reliance by each such holder upon said provisions.

The Company waives diligence, presentment, demand for payment, notice of nonpayment, notice of protest, and all other demands and notices.

This Debt Security shall not be entitled to any benefit under the Indenture hereinafter referred to and shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been signed by or on behalf of the Trustee.

The provisions of this Debt Security are continued on the reverse side hereof and such continued provisions shall for all purposes have the same effect as though fully set forth at this place.

This Debt Security may contain more than one counterpart of the signature page and this Debt Security may be executed and authenticated by the affixing of the signature of a proper officer of the Company, and the signature of the Trustee providing authentication, to any of such counterpart signature pages. All of such counterpart signature pages shall be read as though one, and they shall have the same force and effect as though the Company had executed, and the Trustee had authenticated, a single signature page.

IN WITNESS WHEREOF, the Company has duly executed this certificate.

FIRST VALLEY BANCORP, INC.

By: _____

Name:
Title:

Dated: _____, ____

CERTIFICATE OF AUTHENTICATION

This certificate represents Debt Securities referred to in the within-mentioned Indenture.

WILMINGTON TRUST COMPANY,
not in its individual capacity but solely as
the Trustee

By: _____

Authorized Officer

Dated: _____, ____

REVERSE OF SECURITY

This Debt Security is one of a duly authorized series of debt securities of the Company (collectively, the "Debt Securities"), all issued or to be issued pursuant to an Indenture (the "Indenture"), dated as of July 28, 2005, duly executed and delivered between the Company and Wilmington Trust Company, as Trustee (the "Trustee"), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company and the holders of the Debt Securities of which this Debt Security is a part.

Upon the occurrence and continuation of a Tax Event, an Investment Company Event or a Capital Treatment Event (each, a "Special Event"), the Company shall have the right to redeem this Debt Security, at its option, in whole with all other Debt Securities but not in part, at any time, within 90 days following the occurrence of such Special Event (the "Special Redemption Date"), at the Special Redemption Price (as defined herein).

The Company shall also have the right to redeem this Debt Security at its option, in whole or (provided that all accrued and unpaid interest has been paid on all Debt Securities for all Interest Periods terminating on or prior to such date) from time to time in part, on any Interest Payment Date on or after August 23, 2010 (each, an "Optional Redemption Date"), at the Optional Redemption Price (as defined herein).

Any redemption pursuant to the preceding two paragraphs will be made, subject to receipt by the Company of prior approval from the Board of Governors of the Federal Reserve System (the "Federal Reserve") if then required under applicable capital guidelines or policies of the Federal Reserve, upon not less than 30 days' nor more than 60 days' prior written notice. If the Debt Securities are only partially redeemed by the Company, the Debt Securities will be redeemed pro rata or by any other method utilized by the Trustee. In the event of redemption of this Debt Security in part only, a new Debt Security or Debt Securities for the unredeemed portion hereof will be issued in the name of the holder hereof upon the cancellation hereof.

"Optional Redemption Price" means an amount in cash equal to 100% of the principal amount of this Debt Security being redeemed plus unpaid interest accrued thereon to the related Optional Redemption Date.

"Special Redemption Price" means, with respect to the redemption of this Debt Security following a Special Event, an amount in cash equal to 104.00% of the principal amount of this Debt Security to be redeemed prior to August 23, 2006 and thereafter equal to the percentage of the principal amount of this Debt Security that is specified below for the Special Redemption Date plus, in each case, unpaid interest accrued thereon to the Special Redemption Date:

Special Redemption During the 12-Month Period Beginning August 23,	Percentage of Principal Amount
2006	103.20%
2007	102.40%
2008	101.60%
2009	100.84%
2010 and thereafter	100.00%

In case an Event of Default, as defined in the Indenture, shall have occurred and be continuing, the principal of all of the Debt Securities may be declared, and, in certain cases, shall ipso facto become, due and payable, and upon any such declaration of acceleration shall become due and payable, in each case, in the manner, with the effect and subject to the conditions provided in the Indenture.

The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of a majority in aggregate principal amount of the Debt Securities at the time outstanding affected thereby, as specified in the Indenture, to execute supplemental indentures for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of any supplemental indenture or of modifying in any manner the rights of the holders of the Debt Securities; provided, however, that no such supplemental indenture shall, among other things, without the consent of the holders of each Debt Security then outstanding and affected thereby (i) change the Maturity Date of any Debt Security, or reduce the principal amount thereof or any premium thereon, or reduce the rate (or manner of calculation of the rate) or extend the time of payment of interest thereon, or reduce (other than as a result of the maturity or earlier redemption of any such Debt Security in accordance with the terms of the Indenture and such Debt Security) or increase the aggregate principal amount of Debt Securities then outstanding, or change any of the redemption provisions, or make the principal thereof or any interest or premium thereon payable in any coin or currency other than United States Dollars, or impair or affect the right of any holder to institute suit for payment thereof, or (ii) reduce the aforesaid percentage of Debt Securities the holders of which are required to consent to any such supplemental indenture. The Indenture also contains provisions permitting the holders of a majority in aggregate principal amount of the Debt Securities at the time outstanding, on behalf of the holders of all the Debt Securities, to waive any past default in the performance of any of the covenants contained in the Indenture, or established pursuant to the Indenture, and its consequences, except (a) a default in payments due in respect of any of the Debt Securities, (b) in respect of covenants or provisions of the Indenture which cannot be modified or amended without the consent of the holder of each Debt Security affected, or (c) in respect of the covenants of the Company relating to its ownership of Common Securities of the Trust. Any such consent or waiver by the holder of this Debt Security (unless revoked as provided in the Indenture) shall be conclusive and binding upon such holder and upon

all future holders and owners of this Debt Security and of any Debt Security issued in exchange herefor or in place hereof (whether by registration of transfer or otherwise), irrespective of whether or not any notation of such consent or waiver is made upon this Debt Security.

No reference herein to the Indenture and no provision of this Debt Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to make all payments due on this Debt Security at the time and place and at the rate and in the money herein prescribed.

As provided in the Indenture and subject to certain limitations herein and therein set forth, this Debt Security is transferable by the holder hereof on the Debt Security Register (as defined in the Indenture) of the Company, upon surrender of this Debt Security for registration of transfer at the office or agency of the Trustee in Wilmington, Delaware, or at any other office or agency of the Company in Wilmington, Delaware or Hartford, Connecticut, accompanied by a written instrument or instruments of transfer in form satisfactory to the Company or the Trustee duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Debt Securities of authorized denominations and for the same aggregate principal amount will be issued to the designated transferee or transferees. No service charge will be made for any such registration of transfer, but the Company or the Trustee may require payment of a sum sufficient to cover any tax, fee or other governmental charge payable in relation thereto as specified in the Indenture.

Prior to due presentment for registration of transfer of this Debt Security, the Company, the Trustee, any Authenticating Agent, any Paying Agent, any transfer agent and the Debt Security registrar may deem and treat the holder hereof as the absolute owner hereof (whether or not this Debt Security shall be overdue and notwithstanding any notice of ownership or writing hereon) for the purpose of receiving payment of the principal of and premium, if any, and interest on this Debt Security and for all other purposes, and none of the Company, the Trustee, any Authenticating Agent, any Paying Agent, any transfer agent or any Debt Security registrar shall be affected by any notice to the contrary.

As provided in the Indenture and subject to certain limitations herein and therein set forth, Debt Securities are exchangeable for a like aggregate principal amount of Debt Securities of different authorized denominations, as requested by the holder surrendering the same.

The Debt Securities are issuable only in registered certificated form without coupons.

No recourse shall be had for the payment of the principal of or premium, if any, or interest on this Debt Security, or for any claim based hereon, or otherwise in respect hereof, or based on or in respect of the Indenture, against any incorporator, stockholder, officer, director, employee or agent, past, present or future, as such, of the Company or of any predecessor or successor corporation of the Company, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issuance hereof, expressly waived and released.

All terms used but not defined in this Debt Security shall have the meanings assigned to them in the Indenture.

THIS DEBT SECURITY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES OF SAID STATE OTHER THAN SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW.